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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
FEB 27 2006
WASH. D.C. SECTION

SEC FILE NUMBER
8-44398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Pacific Securities \ DBA Great Pacific Fixed Income Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Avenue, Suite 420

(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Yaap (800) 284-4804

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

5535 BAlboa Blvd., Suite 214, Encino, CA			91316
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on us the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Yaap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Pacific Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Notary Public

Robert W. Yaap
Signature

CEO
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Great Pacific Securities
Irvine, California

I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 15, 2006

GREAT PACIFIC SECURITIES

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	120,009
Accounts receivable		51,122
Clearing firm deposit		200,000
Investment		244,836
Property and equipment		
Net of accumulated depreciation of $131,240 (note 3)		1,516
Other assets		41,754
Total assets	$	659,237

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable		169,637
Accrued commissions and salaries		98,785
Accrued payroll taxes		50,464
Total liabilities	$	318,886

STOCKHOLDERS' EQUITY:

Common stock, 1,000,000 shares authorized, no par value, 190,000 shares issued and outstanding at stated value of $.02 per share		3,800
Additional paid in capital		197,868
Retained earnings		138,683
Total stockholders' equity		340,351
Total liabilities and stockholders' equity	$	659,237

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Income
For the year ended December 31, 2005

REVENUES:	
Principal transaction	$ 1,687,181
Commission	4,163,621
Underwriting	454,430
Loss on securities	(5,298)
Interest income	23,487
Total income	6,323,421
EXPENSES:	
Clearing charges	442,485
Commissions	3,816,011
Communications	184,792
Employee compensation and benefits	1,320,550
Occupancy	90,716
Travel and entertainment	46,440
Operations expenses	420,613
Total expenses	6,321,607
NET INCOME BEFORE INCOME TAXES	1,814
INCOME TAX PROVISION (note 1)	
State income tax expense	800
Total income tax provision	800
NET INCOME	$1,014

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2005	$ 3,800	$ 197,868	137,669	339,337
Net income			1,014	1,014
Ending balance December 31, 2005	$3,800	$197,868	$138,683	$340,351

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	1,014
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,336
(Increase) decrease in:		
Accounts receivable		489,077
Clearing firm deposit		51,513
Investment		81,909
Securities-not readily marketable		40,800
Other assets		(452)
Increase (decrease) in:		
Accounts payable		138,000
Accrued commission and salaries		(610,750)
Accrued payroll taxes		(172,389)
Total adjustments		19,044
Net cash provided by operating actitivies		20,058
NET DECREASE IN CASH		20,058
Cash at beginning of year		99,951
Cash at end of period		$120,009
Supplemental cash flow disclosures		
Interest	$	1,103
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Pacific Fixed Income Securities, Inc. (the "Company") dba Great Pacific Securities was formed in 1990 under the laws of State of California.

The firm received its independent broker dealer registration on April 8, 1993 and is currently registered in twelve (12) states as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB).

The Company conducts business as an introducing and intermediary broker dealer. The Company deals on a principal basis in the trading of exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through National Financial Services, LLC and Goldman Sachs.

The Company is approved by the State of California as a Service Disabled Veteran Enterprise, a status that allows the Company to participate in Municipal Bond underwritings.

Summary of significant accounting policies

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Property and equipment purchases over $1,500 individually are capitalized. Depreciation is calculated using double declining balance method over a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market is included in income.

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 40% of the revenues were generated in the state of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2005 the company's net capital of $182,311 exceeded the minimum net capital requirement by $82,311; and the Company's ratio of aggregate indebtedness ($318,886) to net capital was 1.75 to 1, which is less than 15:1 ceiling.

Note 3: FIXED ASSETS

At December 31, 2005 fixed assets consists of the following:

Furniture & Equipment	$ (132,756)
Less: Accumulated depreciations	(131,240)
	$ 1,516

Note 4: LEASE OBLIGATIONS

The Company entered into an equipment lease for 60 months beginning April 1, 2002. Future lease payments are as follows:

Year	60 Months	Amount
2006	12 months	2,100
2007	3 months	525

The Company entered into a 60 month operating lease for office facilities beginning May 4, 2002. Future lease payments are as follows:

Year	60 Months	Amount
2006	12 months	91,721
2007	4 months	30,963

Note 5: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. In 2005, the Company's pension expense totaled $185,587.

Note 6: INVESTMENT

The Company was allowed to purchase into restricted securities of NASDAQ prior to its initial public offering as an NASD member. The firm purchased the following.

Item	Purchase Amount	#Shares
Stock	$52,000	4,000
Warrants	$51,020	3,730
Voting Trust	$55,950	3,750

On December 31, 2005 the stocks became liquid securities with a market value of $140,720. However, the stock had not been received by the Company until January with the restrictive legend removed and therefore it is carried at cost.

GREAT PACIFIC SECURITIES

Statement of Net Capital
Schedule I
December 31, 2005

	Focus 12/2005	Audit 12/2005	Change
Stockholders' equity,December 31, 2005	$412,592	$340,351	$72,241
Subtract - Non allowable assets:			
Investment	106,970	106,970	0
Fixed assets	1,516	1,516	0
Other assets	41,754	41,754	0
Tentative net capital	262,352	190,111	72,241
Haircuts:	7800	7,800	
NET CAPITAL	254,552	182,311	72,241
Minimum net capital	(100,000)	(100,000)	
Excess net capital	154,552	82,311	72,241
Aggregate indebtedness	246,645	318,886	(72,241)
Ratio of aggregate indebtedness to net capital	0.97%	1.75%	

The differences were due to
adjustments at December 31, 2005

The accompanying notes are an integral part of these financial statements.

GREAT PACIFIC SECURITIES

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Great Pacific Securities
Irvine, California

In planning and performing my audit of the financial statements of Great Pacific Securities for the year ended December 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Great Pacific Securities including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 15, 2006

GREAT PACIFIC SECURITIES

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

GREAT PACIFIC SECURITIES

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